

April 1, 2021

Brenton L. Saunders
Chairman of the Board of Directors
Vesper Healthcare Acquisition Corp.
1819 West Avenue
Bay 2
Miami Beach, FL 33139

>   **Re: Vesper Healthcare Acquisition Corp.**
>   **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 24, 2021**
>   **File No. 001-39565**

Dear Mr. Saunders:

We have reviewed your filing and have the following comment.

Please respond within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

Summary of Presentation Provided by Goldman Sachs, page 152

1.   Please delete the statement that the Goldman Sachs presentation was provided solely for the benefit of management and the Board. It is not appropriate to indicate that shareholders are not entitled to rely on factors management and the Board relied on in making their determination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew R. Brownstein